

16014484

TED STATES
XCHANGE COMMISSION
gton, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 29 2016
Washington DC
404

SEC FILE NUMBER	
8 -	49875

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MARK BUCIAK DBA MB FINANCIAL SERVICES

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

193 DOWD STREET
(No. and Street)

NEWINGTON	CT	06111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARK BUCIAK — 860-675-7723
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WEISBERG, MOLE', KRANTZ & GOLDFARB LLP
(Name -- *if individual, state last, first, middle name*)

185 CROSSWAYS PARK DRIVE	WOODBURY	NY	11797
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MARK BUCIAK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MARK BUCIAK DBA MB FINANCIAL SERVICES, as of 31-Dec 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Principal

Title

Notary Public 02/19/2016

ENZA C MITCHELL
Notary Public
Connecticut
My Commission Expires May 31, 2017

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Management statement regarding compliance with the exemption provisions for SEC Rule 15c3-3
- [X] (p) Report of Independent Registered Public Accounting Firm Regarding Rule 15c3-3 Exemption Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MARK BUCIAK dba MB Financial Services
(a Sole Proprietorship)
Table of Contents
December 31, 2015



Weisberg, Molé, Krantz & Goldfarb, LLP
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Proprietor of
Mark Buciak dba MB Financial Services

We have audited the accompanying financial statements of Mark Buciak dba MB Financial Services (a sole proprietorship), which comprise the statement of financial condition as of December 31, 2015, and the related statements of operations, changes in proprietors' capital, and cash flows for the year then ended. Mark Buciak dba MB Financial Services' management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mark Buciak dba MB Financial Services as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

185 Crossways Park Drive, Woodbury, NY 11797 • Phone: 516-933-3800 • Fax: 516-933-1060
700 Kinderkamack Rd, Oradell, New Jersey 07649 • Phone: 201-655-6249 • Fax: 201-655-6098
www.weisbergmole.com

The Computation of Net Capital on page 10 has been subjected to audit procedures performed in conjunction with the audit of Mark Buciak dba MB Financial Services's financial statements. The supplemental information is the responsibility of Mark Buciak dba MB Financial Services' management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Woodbury, Mele, Kurtz + Goldfarb, LLP

Woodbury, New York
February 1, 2016

MB FINANCIAL SERVICES dba MB FINANCIAL SERVICES
(A SOLE PROPRIETORSHIP)
STATEMENT OF FINANCIAL CONDITION

December 31, 2015

ASSETS

Cash and cash equivalents	$	7,425
Computer, furniture and equipment, net of accumulated depreciation of $6,500		-
Total assets	$	7,425

LIABILITIES AND CAPITAL

Liabilities	$	-
Commitments & contingencies - none		
Sole Proprietor's Capital	$	7,425
Total liabilities and sole proprietor's capital	$	7,425

The accompanying notes are an integral part of the financial statements.

MB FINANCIAL SERVICES dba MB FINANCIAL SERVICES
(A SOLE PROPRIETORSHIP)
STATEMENT OF OPERATIONS

For the Year Ended December 31, 2015

REVENUES		
Commissions and fees	$	56
Total revenues	$	56
EXPENSES		
Professional fees	$	1,500
Regulatory fees & expenses		50
Other expenses		474
Total expenses	$	2,024
Net loss	$	(1,968)

The accompanying notes are an integral part of the financial statements.

MB FINANCIAL SERVICES dba MB FINANCIAL SERVICES
(A SOLE PROPRIETORSHIP)
STATEMENT OF CHANGES IN SOLE PROPRIETOR'S CAPITAL

For the Year Ended December 31, 2015

Balance at January 1, 2015	$	6,893
Capital contribution		2,500
Net loss		(1,968)
Balance at December 31, 2015	$	7,425

The accompanying notes are an integral part of the financial statements.

MB FINANCIAL SERVICES dba MB FINANCIAL SERVICES
(A SOLE PROPRIETORSHIP)
STATEMENT OF CASH FLOWS

5For the Year Ended December 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(1,968)
Adjustments to reconcile net income to net cash provided by operating activities:		
Cash flow from changes in assets and liabilities:		
none		
Net cash used by operating activities	$	(1,968)
CASH FLOWS FROM INVESTING ACTIVITIES		
None		-
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contributions by sole proprietor	$	2,500
Net cash provided by financing activities	$	2,500
Net change in cash	$	532
Cash and cash equivalents at beginning of year		6,893
Cash and cash equivalents at end of year	$	7,425
SUPPLEMENTAL CASH FLOW DISCLOSURES:		
Interest paid	$	-
Income taxes paid	$	-

The accompanying notes are an integral part of the financial statements.

Mark Buciak dba MB Financial Services

(a Sole Proprietorship)
Notes to Financial Statements
December 31, 2015

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Mark Buciak dba MB Financial Services ("the Company"), a sole proprietorship, is a non-clearing broker-dealer and a registered investment advisor who does not have custody of client funds. The Company is registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA").

Income Taxes

Federal and state income taxes of a sole proprietor are computed at the sole proprietor level and, accordingly, no provision for income taxes has been made.

Revenue Recognition

The Company receives income from the sale of investment and insurance products and investment advisory fees. Revenues are recorded in the period earned.

Use of Estimates and Subsequent Events

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates. The Company has evaluated events and transactions that occurred through February 1, 2016, which is the date the financial statements were available for issuance, for possible disclosure and recognition in the financial statements.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, cash in banks, and short-term, highly liquid investments purchased with an original maturity of three months or less. Cash and cash equivalents are financial instruments for which carrying value equals fair value.

NOTE 2 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $7,425 which was $2,425 in excess of its required net capital. The Company's aggregate indebtedness to net capital ratio was .00 to 1.

NOTE 3 – REGULATION

The Company is registered as a broker/dealer with the SEC. The securities industry in the United States is subject to extensive regulation under both federal and state laws. The SEC is the federal agency responsible for the administration of the federal securities laws. Much of the regulation of broker/dealers has been delegated to self-regulatory organizations, such as the FINRA, which had been designated by the SEC as the Company's primary regulator. These self-regulatory organizations adopt rules, subject to approval by the SEC, that govern the industry and conduct periodic examinations of the Company's operations. The primary purpose of these requirements is to enhance the protection of customer assets. These laws and regulatory requirements subject the Company to standards of solvency with respect to capital requirements, financial reporting requirements, record keeping and business practices.

NOTE 4 – CREDIT & OFF-BALANCE-SHEET RISK

The Company does not have uninsured bank balances that exceed FDIC insured limits and does not hold any financial instruments with off-balance-sheet risk.

NOTE 5 – CUSTOMER PROTECTION RULE

The Company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3 or (2) for which instructions to reduce to possession or control has not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

The Company is exempt from SEC Rule 15c3-3 pursuant to the exemptive provisions under sub-paragraph (k)(1).

NOTE 6 – RELATED PARTY

The Company shares a home office with its sole proprietor, a registered investment advisor company providing investment management services and insurance sales. The Company and its sole proprietor pay all costs associated with the office.

Supplementary Information

MB FINANCIAL SERVICES dba MB FINANCIAL SERVICES
(A SOLE PROPRIETORSHIP)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2015

NET CAPITAL		
Total sole proprietor's capital	$	7,425
Deduct sole proprietor's capital not allowable for net capital		-
Total sole proprietor's capital qualified for net capital	$	7,425
Additions: none		
Deductions:		
Non-allowable assets	$	-
Total deductions	$	-
Net capital before haircuts on securities positions	$	7,425
Haircuts on securities		-
Net capital	$	7,425
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition		
Accrued expenses and other payables	$	-
Total aggregate indebtedness	$	-
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum net capital required (6 2/3% of aggregate indebtedness) (A)	$	-
Minimum dollar net capital requirement for reporting broker or dealer (B)	$	5,000
Net capital requirement (greater of (A) or (B))	$	5,000
Excess net capital	$	2,425
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital	$	1,425
Ratio: Aggregate indebtedness to net capital (percentage)		.00 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION		
(Included in Part II A of Form X-17A-5 as of December 31, 2015)		
Net capital as reported in Company's Part II A (unaudited) FOCUS report	$	7,425
No Differences		-
Net capital per above	$	7,425

The accompanying notes are an integral part of the financial statements.



Weisberg, Molé, Krantz & Goldfarb, LLP
Certified Public Accountants

Report of Independent Registered Public Accounting Firm

To The Proprietor of
Mark Buciak dba MB Financial Services

We have reviewed management's statements, included in the accompanying Statement of Exemption From SEC Rule 15c3-3, in which (1) Mark Buciak DBA MB Financial Services identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Mark Buciak DBA MB Financial Services claimed an exemption from 17 C.F.R. § 240.15c3-3 [(k)(1)] (the "exemption provisions") and (2) Mark Buciak DBA MB Financial Services stated that Mark Buciak DBA MB Financial Services met the identified exemption provisions throughout the most recent fiscal year without exception. Mark Buciak DBA MB Financial Services' management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Mark Buciak DBA MB Financial Services' compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph(k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Weisberg, Molé, Krantz & Goldfarb, LLP

Woodbury, New York
February 1, 2016

185 Crossways Park Drive, Woodbury, New York 11797 • Phone: 516-933-3800 • Fax: 516-933-1060
700 Kinderkamack Rd, Oradell, New Jersey 07649 • Phone: 201-655-6249 • Fax: 201-655-6098
www.weisbergmole.com

Mark Buciak DBA MB Financial Services
Exemption Report pursuant to SEC Rule 17a-5
For the Year Ended December 31, 2015

Mark Buciak DBA MB Financial Services is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission. This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

Mark Buciak DBA MB Financial Services operates pursuant to paragraph (k)(1) of SEC Rule 15c3-3 under which the Company claims an exemption from SEC Rule 15c3-3.

The Company has met the identified exemption provisions throughout the most recent year without exception.

I, Mark Buciak, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.



Mark Buciak, Owner